Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 MAR 20 AM 8:07

LETTER FOR MAINTENANCE OF EXEMPTION

21st March 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 15

02028092

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcements in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 14th March 2002;

2. Public announcement in relation to a change in the interest of Permodalan Nasional Berhad, a substantial shareholder - released on 18th March 2002;

3. Public announcement in relation to a change in the interest of Yayasan Pelaburan Bumiputra, a substantial shareholder - released on 18th March 2002;

4. Public announcement in relation to the article entitled : "Kulim surges to 18-month high on takeover talk" - released on 20th March 2002; and

5. Public announcement in relation to the article entitled : "IOI Corp up to 2.7% on foreign buying" - released on 20th March 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax No. (646) 885 3043

JT/nor/ADR

3/28

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 14-03-2002 06:15:51 PM
Submitted by S DARBY on 14-03-2002 06:21:13 PM
Reference No CU-020314-424A7

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4179**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**n/a**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary shares of RM0.50 each**
* Name & address of registered holder	:	

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **28-02-2002**	* **683,000**	
Acquired	**01-03-2002**	**620,000**	
Acquired	**04-03-2002**	**1,828,000**	
Acquired	**05-03-2002**	**4,119,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares by the Board**

* Nature of interest	:	**Direct**
Direct (units)	:	**300,230,305**
Direct (%)	:	**12.91**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**300,230,305**
* Date of notice	:	**05-03-2002**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 1st and 5th March 2002.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 14-03-2002 06:15:53 PM
Submitted by S DARBY on 14-03-2002 06:21:12 PM
Reference No CU-020314-1D02B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4179**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP**
  Jalan Raja Laut
  50350 Kuala Lumpur
* NRIC/passport no/company no. : **n/a**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 6,917,000 shares
Disposal of 411,000 shares)

Alliance Merchant Asset Management Sdn. Bhd.
(Disposal of 900,000 shares)

Rashid Hussain Asset Management Sdn. Bhd.
((Disposal of 175,000 shares)

Amanah SSCM Asset Management Sdn. Bhd.
(Acquisition of 1,894,000 shares)

Nomura Asset Management (Singapore) Ltd.
(Acquisition of 1,097,000 shares)

Commerce Asset Fund Manager
(Acquisition of 1,400,000 shares)

File No. 82-4968

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **31-01-2002**	* **900,000**	
Disposed	**31-01-2002**	**175,000**	
Acquired	**31-01-2002**	**1,894,000**	
Acquired	**31-01-2002**	**1,097,000**	
Acquired	**31-01-2002**	**1,400,000**	
Acquired	**19-02-2002**	**2,054,000**	
Disposed	**19-02-2002**	**411,000**	
Acquired	**20-02-2002**	**1,207,000**	
Acquired	**21-02-2002**	**624,000**	
Acquired	**22-02-2002**	**1,550,000**	
Acquired	**25-02-2002**	**300,000**	
Acquired	**27-02-2002**	**1,182,000**	

* Circumstances by reason of which change has occurred	:	**Purchase and sale of shares by the Board**
* Nature of interest	:	**Direct**
Direct (units)	:	**292,980,305**
Direct (%)	:	**12.6**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**292,980,305**
* Date of notice	:	**27-02-2002**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 21st, 25th and 27th February 2002.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 14-03-2002 06:15:56 PM
Submitted by S DARBY on 14-03-2002 06:21:12 PM
Reference No CU-020314-0468D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4179**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**n/a**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary shares of RM0.50 each**
* Name & address of registered holder	:	

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **14-02-2002**	* **100,000**	
Disposed	**15-02-2002**	**3,568,000**	
Acquired	**18-02-2002**	**300,000**	
Disposed	**18-02-2002**	**50,000**	

* Circumstances by reason of which change has occurred	:	**Purchase and sale of shares by the Board**

* Nature of interest	:	**Direct**
Direct (units)	:	**283,158,305**
Direct (%)	:	**12.17**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**283,158,305**
* Date of notice	:	**18-02-2002**
Remarks	:	

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 14-03-2002 06:15:58 PM
Submitted by S DARBY on 14-03-2002 06:21:11 PM
Reference No CU-020314-64780

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4179**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur**
* NRIC/passport no/company no. : **n/a**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
**Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **29-01-2002**	* **1,000,000**	
Disposed	**29-01-2002**	**280,000**	
Acquired	**30-01-2002**	**573,000**	
Acquired	**31-01-2002**	**603,000**	
Disposed	**04-02-2002**	**1,400,000**	
Disposed	**05-02-2002**	**200,000**	
Acquired	**06-02-2002**	**73,000**	
Acquired	**07-02-2002**	**340,000**	
Acquired	**08-02-2002**	**300,000**	

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the Board**
* Nature of interest : **Direct**

Direct (units)	:	**286,576,305**
Direct (%)	:	**12.32**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**286,576,305**
* Date of notice	:	**08-02-2002**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 30th January, 4th, 6th and 8th February 2002.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 18-03-2002 05:20:32 PM
Submitted by S DARBY on 18-03-2002 05:26:23 PM
Reference No CU-020318-596BF

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (If applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB**
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **27-02-2002**	* **10,432,000**	
Disposed	**11-03-2002**	**26,800**	

* Circumstances by reason of which change has occurred : **Sale of shares by the company**
* Nature of interest : **Direct**

Direct (units)	:	**326,179,200**
Direct (%)	:	**14.02**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**326,179,200**
* Date of notice	:	**11-03-2002**

Remarks :

The notices of change in substantial shareholding received from Permodalan Nasional Berhad were dated 27th February and 11th March 2002.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 18-03-2002 05:20:35 PM
Submitted by S DARBY on 18-03-2002 05:26:26 PM
Reference No CU-020318-59AC7

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

Particulars of substantial shareholder

* Name	:	Yayasan Pelaburan Bumiputra
* Address	:	c/o Permodalan Nasional Berhad Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	37113-P
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **27-02-2001**	* **10,432,000**	
Disposed	**11-03-2002**	**26,800**	

* Circumstances by reason of which change has occurred	:	**Sale of shares by the company's subsidiary**

* Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**326,179,200**
Indirect/deemed interest (%)	:	**14.02**
* **Total no of shares after change**	:	**326,179,200**
* Date of notice	:	**11-03-2002**

Remarks :
The notices of change in substantial shareholding received from Yayasan Pelaburan Bumiputra were dated 27th February and 11th March 2002.

File No. 82-4968

Form Version 2.0

General Announcement

Submitted by S DARBY on 20-03-2002 05:11:55 PM
Reference No SD-020319-24DE6

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type	:	○ **Announcement** ● **Reply to query**
Query letter by KLSE reference no.	:	**ZO-020319-41420**

* Subject :

Article entitled: "Kulim surges to 18-month high on takeover talk"

* **Contents :-**

We refer to the letter from the Kuala Lumpur Stock Exchange ("the Exchange") to Sime Darby Berhad ("Sime Darby" or "the Company") dated 19 March 2002 and the news article appearing in Business Times, page 6, on Tuesday, 19 March 2002 which states that traders have speculated Sime Darby as one of the potential buyers offering between RM3.00 and RM3.50 apeice for Kulim (M) Berhad shares.

Sime Darby wishes to inform the Exchange that at present, it does not hold, and has no plans to acquire the shares in Kulim (M) Berhad. The Company is not aware of the basis of the abovementioned news article.

This announcement is dated 20 March 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

File No. 82-4968

Form Version 2.0

General Announcement

Submitted by S DARBY on 20-03-2002 05:11:59 PM
Reference No SD-020320-33827

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type	:	○ **Announcement** ● **Reply to query**
Query letter by KLSE reference no.	:	**ZO-020319-59582**

* Subject :

Article entitled:"IOI Corp Up to 2.7% On Foreign Buying"

* **Contents :-**

We refer to the letter from the Kuala Lumpur Stock Exchange ("the Exchange") to Sime Darby Berhad ("Sime Darby" or "the Company") dated 19 March 2002 and the news article appearing on Bloomberg on Tuesday, 19 March 2002 entitled "IOI Corp Up to 2.7% On Foreign Buying".

Sime Darby wishes to inform the Exchange that the Company does not hold and has no plans to acquire any shares in IOI Corporation Berhad. The Company is not aware of the basis of the said news article.

This announcement is dated 20 March 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: